

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2019

Andrew C. Richardson
Chief Financial Officer
Safehold Inc.
1114 Avenue of the Americas
39th Floor
New York, NY 10036

  Re: Safety, Income & Growth Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2018
   Filed February 14, 2019
   File No. 001-38122

Dear Mr. Richardson:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate and
       Commodities